December 22, 2011

VIA EDGAR  AND OVERNIGHT MAIL

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Salem Communications Corporation

Form 10-K for the year ended December 31, 2010

Filed March 11, 2011

File No. 000-26497

Dear Mr. Spirgel:

We have received your comment letter dated December 12, 2011, related to the above-mentioned filing of Salem Communications Corporation.  With respect to the item in this letter, we provide the following response.  To assist your review, we have included the text of the comment in italics below, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 2 – Impairment of Goodwill and Indefinite-Lived Intangible Assets

We note that for market clusters that do not meet the first or second test benchmarks described in the fourth and fifth paragraph of this note, you engage an independent third-party appraisal valuation firm to perform an appraisal of your broadcast licenses assuming a hypothetical start-up income approach.  It appears to us that you are using this methodology as a preliminary screening to determine whether you need to engage an independent third party valuation firm to perform the annual impairment test required by ASC 350-13-18.  In this regard, it appears that the use of this approach does not meet the requirement of ASC 350-35-18 which requires a comparison of the fair value of an intangible asset with its carrying value at least on an annual basis.  Therefore, we believe that you should use the hypothetical start-up income approach described in the sixth paragraph of this note to determine the fair value of all your market clusters in determining whether you need to record an impairment of your licenses.

RESPONSE

We agree that ASC 350-30-35-18 requires intangible assets that are not subject to amortization be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount.  If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

In order to complete this test for impairment, Salem must determine the fair value of the reporting unit or market being tested.  The fair value of a reporting unit is defined as the price that would be received to sell the unit as a whole in an orderly transaction between market participants as of the measurement date. Quoted market prices in active markets are the best evidence of fair value.  In the absence of quoted market prices, reliance must be placed on other reasonable valuation techniques to estimate the fair value of the market cluster.

ASC 350-20-35-24 allows a valuation technique based on multiples of earnings or revenue, or a similar performance measure, if that technique is consistent with the objective of measuring fair value.  As radio stations are typically sold on the basis of a multiple of projected Station Operating Income (“SOI”), we believe that our valuation technique based on a multiple of SOI is an appropriate method to estimate the fair value of our markets.  In addition to stations that we may purchase or sell, we routinely review and monitor industry transactions to verify that stations are typically sold on the basis of a multiple of projected operating income, usually up to a multiple of eight.  For our fair value determinations, we use a multiple of six, which we believe to be a conservative measure.

Further, ASC 350-20-35-29 allows for a carry-over of detailed determinations of the fair value of a reporting unit if (a) the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, (b) the most recent fair value resulted in an amount that exceeded the carrying amount of the reporting unit by a substantial margin and (c) based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the carrying amount of the reporting unit is remote.

We believe that we are appropriately applying these criteria to estimate the fair value of our broadcast licenses when performing annual impairment tests for each of our market clusters.  We note in our disclosures that when performing our impairment testing for broadcast licenses, we review the financial performance of each market cluster against established internal benchmarks.  This first step is applied to each market cluster based on the existence of any detailed third-party determination as applicable or the SOI multiple for each market.

For markets that had been subject to detailed third-party determinations of fair value in previous periods, we compare the actual operating income to the projected operating income that was used in valuing the market in the detailed third-party determination.  Markets with actual operating results that exceed the projections, which were not subject to changes in other assumptions, had no significant changes in assets or liabilities, had recent fair values that exceeded the carrying values by substantial margins, and for which there was a remote likelihood that the fair value would be less than the carrying amount, were deemed not to be impaired.

The second step of our impairment testing process compares the carrying value of the broadcast licenses for each market cluster including goodwill to the SOI for each market cluster as of the period end.  If the carrying value of the broadcast licenses was less than six times the annualized SOI, the broadcast licenses was deemed not to be impaired.

For market clusters that do not meet these benchmarks, we engage an independent third-party appraisal and valuation firm to perform an appraisal of the indefinite-lived intangible asset(s).  The third-party valuation firm utilizes a start-up income approach to value broadcast licenses.  The start-up income approach measures the expected economic benefits that the broadcast licenses provides and discounts these future benefits using a discounted cash flow analysis. The discounted cash flow analysis assumes that the broadcast licenses are held by hypothetical start-up stations and the values yielded by the discounted cash flow analysis represent the portion of the stations value attributable solely to the broadcast license.  The discounted cash flow model incorporates variables such as projected revenues, operating profit margins, and a discount rate.  Impairment losses are recognized if the carrying amount, including any goodwill, exceeds the estimated fair value as determined.

We believe that our testing methodology utilized is consistent with the technical pronouncements and guidance and therefore, we believe that we are not required to utilize the third-party start-up income approach to value all of our market clusters.

As requested by the Commission, Salem Communications Corporation acknowledges that:

Salem Communications Corporation is responsible for the adequacy and accuracy of the disclosures in its filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Salem Communications Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (805) 384-4512 with any questions or if you require further information.

Sincerely,

Evan D. Masyr

Senior Vice President and Chief Financial Officer

cc:

Securities and Exchange Commission

Carlos Pacho

Kenya Wright Gumbs

Salem Communications Corporation

Dennis M. Weinberg

Christopher J. Henderson

Scott R. Hunter

Gibson, Dunn & Crutcher LLP

Thomas D. Magill

Singer Lewak LLP

Harmeet Singh

Jessica Golden